UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9 Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

BANCO SANTANDER México S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MéXICO
(Name of Subject Company)

BANCO SANTANDER México S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MéXICO
(Name of Person Filing Statement)

Series B Shares, without par value
American Depositary Shares (each of which represents five Series B Shares)
(Title of Class of Securities)

MX41BS060005 (Series B Shares)
(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

Héctor Blas Grisi Checa Chief Executive Officer Avenida Prolongación Paseo de la Reforma 500 Colonia Lomas de Santa Fe Alcaldía Álvaro Obregón 01219, Mexico City, Mexico Telephone: (52) 55-5257-8000
Copies to:
Luis A. Nicolau Ritch, Mueller, Heather y Nicolau, S.C. Torre Virreyes Av. Pedregal No. 24 Piso 20 Col. Molino del Rey 11040 Mexico City, Mexico Telephone: (52) 55-9178-7000	Jorge U. Juantorena Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York Telephone: (212) 225-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, organized under the laws of the United Mexican States (“Santander Mexico”). The principal executive offices of Santander Mexico are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, 01219, Mexico City, Mexico. The telephone number of Santander Mexico’s principal executive offices is (52) 55-5257-8000.

Securities.

The class of equity securities to which this Statement relates is Santander Mexico’s Series B shares (“Santander Mexico Series B shares,”) and Santander Mexico’s American Depositary Shares, each representing five Santander Mexico Series B shares (“Santander Mexico ADSs,” and together with the Santander Mexico Series B shares, the “Santander Mexico Securities”). The Santander Mexico Series B shares are listed and traded on the Mexican Stock Exchange (the “MSE”). The Santander Mexico Series B shares are also listed and traded in the United States on the New York Stock Exchange (the “NYSE”) in the form of ADSs under the symbol “BSMX.”

As of May 31, 2019, there were 6,786,994,357 issued and outstanding Santander Mexico shares, consisting of 3,464,309,145 Series F shares and 3,322,685,212 Santander Mexico Series B shares (including in the form of ADSs). At such date, of the issued and outstanding Santander Mexico Series B shares, approximately 22.7%, were represented by 150,801,462 Santander Mexico ADSs.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is Santander Mexico, which is the subject company to which this Statement relates. Santander Mexico’s name, business address and business telephone number are set forth in Item 1 above.

Exchange Offers.

This Statement relates to the exchange offer made in the United States (the “U.S. exchange offer”) by Banco Santander, S.A. (“Santander Spain”), a company organized under the laws of the Kingdom of Spain, pursuant to an offer to exchange/prospectus (the “offer to exchange/prospectus”), to all holders of Santander Mexico Series B shares that are residents of, or located in, the United States and all holders of Santander Mexico ADSs wherever located, and a separate exchange offer made in Mexico (the “Mexican exchange offer” and together with the U.S. exchange offer, the “exchange offers”), pursuant to other offering documents published in Mexico and made available to all holders of Santander Mexico Series B shares to acquire all of the issued and outstanding Santander Mexico Series B shares (in each case other than any Santander Mexico Securities owned directly or indirectly by Santander Spain), in exchange for 0.337 of a Santander Spain ordinary share for each Santander Mexico Series B share (the “Share Exchange Ratio”) and 1.685 Santander Spain American Depositary Shares, each representing one Santander Spain ordinary share (“Santander Spain ADSs,” and together with the Santander Spain ordinary shares, the “Santander Spain Securities”), which will be in book-entry form or will be evidenced by American Depositary Receipts, for each Santander Mexico ADS (the “ADS Exchange Ratio” and together with the Share Exchange Ratios, the “Exchange Ratios”). The Exchange Ratios are subject to adjustment to reflect the value of the Santander Spain first interim 2019 dividend in the event that the settlement of the exchange offers occurs after the record date for such dividend such that holders of Santander Mexico Securities that tender in the exchange offers were not entitled to it, as well as the value of any dividends paid by Santander Mexico after the May 28, 2019 dividend with a record date prior to the settlement of the exchange offers, as described below (the “Exchange Ratios Adjustment”).

Santander Spain is Santander Mexico’s controlling shareholder. As of the date of this Statement, Santander Spain owns directly or indirectly, approximately 75% of Santander Mexico’s total capital stock.

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Pursuant to the exchange offers, each tendered Santander Mexico Series B share will be exchanged for 0.337 of a newly issued Santander Spain ordinary share and each tendered Santander Mexico ADS will be exchanged for 1.685 of a newly issued Santander Spain ADS, subject to the Exchange Ratios Adjustment, if applicable. Santander Spain will deliver Santander Spain ordinary shares to holders of Santander Mexico Series B shares and Santander Spain ADSs representing Santander Spain ordinary shares, each representing one Santander Spain ordinary share, to holders of Santander Mexico ADSs, in both cases tendered into, and not withdrawn from, the U.S. exchange offer through the Bank of New York Mellon acting as the U.S. exchange agent for the U.S. exchange offer.

Santander Spain discloses in the offer to exchange/prospectus that if Santander Mexico pays any dividend after the May 28, 2019 dividend with a record date prior to the settlement of the exchange offers that would be payable to tendering holders, Santander Spain will amend the exchange offers to provide for a negative adjustment to reflect the value of such Santander Mexico dividend. Santander Mexico does not have any current intention to pay a dividend with a record date prior to settlement of the exchange offers. In addition, Santander Spain discloses that it will declare the first interim dividend to be paid against its 2019 results with a record date yet to be determined. Santander Spain expects that settlement of the exchange offers will occur prior to that record date such that holders of Santander Mexico Securities that tender into the exchange offers will receive the first interim dividend. In the event that the settlement of the exchange offers occurs after the aforementioned record date, Santander Spain will amend the exchange ratio in the exchange offers to provide for a positive adjustment for tendering holders of Santander Mexico Securities to reflect the value of the first interim dividend and any subsequent Santander Spain dividend not paid to them. In the case of any amendment to the U.S. exchange offer to adjust the exchange ratio, Santander Spain discloses that it will announce the new exchange ratio and, if required pursuant to the Securities and Exchange Commission (the “SEC”) or Mexican rules, extend the expiration time and expiration date in accordance with these rules.

After the completion of the Mexican exchange offer, outstanding Santander Mexico Series B shares are expected to continue to trade on the MSE, and Santander Spain discloses that it does not have any current intention to cause the deregistration or delisting of Santander Mexico Series B shares. However, the MSE has certain listing standards which, if not satisfied, may require delisting. Pursuant to the regulations of the MSE (the “Listing Requirements”), if Santander Mexico ceases to comply with (i) having the minimum number of investors as required by the MSE internal regulations, (ii) having 12% or more of the paid-in-capital stock among the public investors, and (iii) other requirements set forth in the Listing Requirements, the Comisión Nacional Bancaria y de Valores (the “CNBV”) may (a) determine the cancellation of the registration of the shares of Santander Mexico (“deregistration”) in the National Registry of Securities (Registro Nacional de Valores) (“RNV“), as well as their elimination from the list of securities authorized to be listed and traded on the MSE (“delisting”), and (b) Santander Spain may be required by the CNBV to make an additional offer for Santander Mexico Series B shares, within the following 180 calendar days from the CNBV request. The consideration offered by Santander Spain as part of any such additional offer under applicable Mexican law would be the greater of the weighted average trading price of the Santander Mexico Series B shares for the 30 days prior to the commencement of such offer and their book value last reported to the CNBV. Santander Spain may be able to offer a different price in any such additional offer, subject to prior approval from the CNBV, based upon, among other factors, Santander Mexico’s financial condition and prospects at the time and after approval of such price by Santander Mexico’s board of directors, taking into consideration the opinion of its Corporate Practices, Nominations and Compensations Committee (the “Corporate Practices Committee”) in accordance with Mexican law. Any such consideration may be different than that offered in the exchange offers. In such scenario, the Mexican Securities Market Law provides that the CNBV may determine the deregistration and delisting of Santander Mexico, if the interests of minority shareholders and the market in general have been adequately protected.

In the event of the deregistration and delisting of the Santander Mexico Series B shares, the CNBV may require, in accordance with applicable provisions of the Mexican Securities Market Law, for Santander Spain to incorporate a repurchase trust (fideicomiso) holding sufficient funds to purchase any Santander Mexico Series B shares that remain outstanding following completion of the additional offer. The repurchase trust would maintain funds necessary to purchase Santander Mexico Series B shares for a period of at least six months from the date that the registry of the Santander Mexico Series B shares is canceled. The circumstances that would lead to the incorporation of the repurchase trust, or to Santander Spain making an additional offer for Santander Mexico Series B shares, may not arise or may occur only after significant delays. Santander Spain discloses that there can be no assurance that Santander Spain will make an additional offer.

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After the completion of the U.S. exchange offer, outstanding Santander Mexico ADSs are also expected to continue to trade on the NYSE. However, the NYSE also has certain listing standards which, if not satisfied, may require delisting. According to the NYSE’s published guidelines, the NYSE would consider delisting the Santander Mexico ADSs if, among other things, (i) the total number of holders of Santander Mexico ADSs fell below 400, (ii) the total number of holders of Santander Mexico ADSs fell below 1,200 and the average monthly trading volume for Santander Mexico ADSs is less than 100,000 for the most recent 12 months or (iii) the number of publicly-held Santander Mexico ADSs (exclusive of holdings of officers and directors of Santander Mexico and their immediate families and other concentrated holdings of 10% or more) fell below 600,000. As of June 27, 2019, there were 6,208 beneficial holders of 150,801,462 Santander Mexico ADSs, all of which were publicly-held under the NYSE definition. Therefore, as of that date, the NYSE would consider delisting the Santander Mexico ADSs if (i) at least 93.57% of holders tendered all of their Santander Mexico ADSs into the U.S. exchange offer, (ii) at least 80.68% of holders tendered all of their Santander Mexico ADSs into the U.S. exchange offer and the average monthly trading volume for Santander Mexico ADSs fell below 100,000 shares for the previous 12 months or (iii) at least 99.61% of publicly-held Santander Mexico ADSs were tendered into the U.S. exchange offer. Santander Spain states in the offer to exchange/prospectus that, although Santander Spain currently does not intend to request delisting of the Santander Mexico ADS, Santander Spain may request the delisting at some time in the future, even if the listing standards continue to be satisfied. In addition, Santander Spain discloses that absent delisting, Santander Mexico ADSs will continue to be traded on the NYSE after the U.S. exchange offer, but that the liquidity of the Santander Mexico ADSs may be negatively affected.

The U.S. exchange offer is made upon the terms and subject to the conditions set forth in the offer to exchange/prospectus and the related letter of transmittal or form of acceptance, which form a part of the Registration Statement on Form F-4 (File No. 333-231581) filed with the SEC by Santander Spain, and are incorporated by reference herein. The foregoing description of the U.S. exchange offer is only a summary and is qualified in its entirety by reference to the offer to exchange/prospectus and the related letter of transmittal or form of acceptance.

The offer to exchange/prospectus, the related letter of transmittal and form of acceptance contain important information that you should read before making any decision in connection with the U.S. exchange offer.

The principal executive offices of Santander Spain are located at Ciudad Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain and the telephone number at that location is (34) 91 289 32 80.

Santander Mexico has made information relating to the exchange offers available on its website at http://www.santander.com.mx. The information on Santander Mexico’s website is not a part of this Statement and is not incorporated by reference herein.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Santander Spain and Santander Mexico have not entered into an exchange offer agreement or any other similar agreements related to the exchange offers.

Santander Spain is Santander Mexico’s controlling shareholder. As of the date of this Statement, Santander Spain owns directly or indirectly, approximately 75% of Santander Mexico’s total capital stock.

Santander Spain and its consolidated subsidiaries (excluding Santander Mexico) (the “Santander Group”) currently engages in, and expects from time to time in the future to engage in, financial and commercial transactions with Santander Mexico and its subsidiaries and affiliates, such as Santander Consumo, SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.), Casa de Bolsa Santander, S.A. de C.V., Gesban México Servicios Administrativos Globales, S.A. de C.V., Santander Global Property, S.A. de C.V., Santander Global Facilities, S.A. de C.V., Geoban, S.A. and Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.

At June 30, 2019, borrowings and deposits from the Santander Group represented approximately 7.3% of Santander Mexico’s total funding. In addition, from time to time, Santander Mexico enters into certain transactions with the Santander Group and other related parties. These transactions are conducted at arm’s-length, based on terms that would have been applied for transactions with third parties. The transactions and remuneration of services between the Santander Group and Santander Mexico are made in the ordinary course of business on an arm’s-length basis under similar conditions, including interest rates, terms and guarantees, and involve no greater risk than transactions with unrelated parties carried out in the ordinary course of business. For further information on these transactions, see “The Exchange Offer–Certain Relationships between Santander Spain and Santander Mexico” section of the offer to exchange/prospectus, incorporated by reference herein.

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Except as set forth in or incorporated by reference into this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between Santander Mexico or its affiliates and: (i) any of its executive officers, directors or affiliates; or (ii) Santander Spain or any of its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board of Directors of Santander Mexico.

The board of directors of Santander Mexico is required under Mexican law to determine whether a tender offer for shares of Santander Mexico is fair from a financial perspective to Santander Mexico’s shareholders. At a meeting held on August 19, 2019, attended by all of the disinterested members of the board of directors of Santander Mexico, the board determined that the exchange offers were fair to holders of Santander Mexico Securities and that it recommended that holders of the Santander Mexico Securities accept the exchange offers. The board of directors of Santander Mexico also acknowledged that the decision to tender Santander Mexico Securities is ultimately at the discretion of each shareholder. A free translation to English of the resolution of the board of directors of Santander Mexico is included as Exhibit (a)(5)(A) to this Statement.

Background for the Recommendation of the Board of Directors of Santander Mexico.

Santander Mexico is a Mexican company and Mexican law governs the duties and obligations of Santander Mexico’s board of directors.

The board of directors of Santander Mexico is required pursuant to Mexican law to prepare and disclose an opinion on (i) whether the price offered under the Mexican exchange offer is fair; (ii) any conflicts of interest which each of the board members may have in connection with the Mexican exchange offer; and (iii) if each member will tender his or her Santander Mexico ordinary shares as part of the Mexican exchange offer. The opinion of the board of directors of Santander Mexico described above may be accompanied by an opinion of a financial advisor. In addition, under U.S. law, within ten business days after the commencement of the U.S. exchange offer, Santander Mexico is required to file with, or through, the SEC and distribute to its shareholders a statement indicating whether it recommends in favor of the U.S. exchange offer, recommends against the U.S. exchange offer, expresses no position and remains neutral in connection with the U.S. exchange offer or expresses that it is unable to take a position regarding the U.S. exchange offer. In each case the board of directors is required to explain the reasons for its positions.

On April 3, 2019, Jose Luis de Mora, the Global Head of Strategy and Corporate Development of Santander Spain, informed Héctor Grisi, chief executive officer of Santander Mexico that Santander Spain was considering making an offer to acquire the equity securities of Santander Mexico that it did not directly or indirectly own in exchange for Santander Spain ordinary shares. Mr. de Mora highlighted the confidential nature of the potential offer and indicated to Mr. Grisi that, although the potential exchange offer to acquire the equity securities of Santander Mexico was discussed by Santander Spain’s senior management at the executive committee of Santander Spain held that week, Santander Spain’s board of directors had not yet approved such a transaction and therefore there could be no assurance that Santander Spain would proceed with a formal offer regarding a transaction.

Following the approval of the exchange offer by Santander Spain’s board of directors, around noon of April 11, 2019, Santander Spain communicated to the Director General of the Directorate General Micro-Prudential Supervision at the European Central Bank such approval and the terms thereof.

On April 11, 2019 in Mexico, Héctor Grisi, Santander Mexico’s Chief Executive Officer, communicated to officers of the CNBV and the SHCP (Banking and Securities department) the expected announcement of the exchange offers by Santander Spain.

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On the morning of April 12, 2019, Santander Spain publicly announced its intention to make an offer to acquire all Series B shares (including ADSs) of Santander Mexico.

On July 23, 2019, Santander Spain announced that at its Extraordinary General Meeting shareholders approved the capital increase required to acquire the shares in Santander Mexico currently held by minority shareholders in the framework of the exchange offers.

On July 25, 2019, Santander Mexico’s board of directors approved the retention by Santander Mexico of Morgan Stanley & Co. LLC (“Morgan Stanley”) to provide a financial opinion in connection with the exchange offers, of Cleary Gottlieb Steen & Hamilton, LLP, as U.S. legal counsel of Santander Mexico (“Cleary Gottlieb”) and Ritch, Mueller, Heather y Nicolau, S.C., as Mexican legal counsel to Santander Mexico (“RMHyN”).

On August 8, 2019, Santander Spain launched the exchange offers.

On August 8, 2019, certain independent directors of Santander Mexico held a meeting, at which representatives of Morgan Stanley reviewed Morgan Stanley’s preliminary financial analyses relating to the exchange offers. During the meeting, representatives of Cleary Gottlieb and RMHyN also provided advice on the duties of directors and the general disclosure obligations of Santander Mexico in relation to the exchange offers.

On August 12, 2019, the independent directors of Santander Mexico held a meeting, at which representatives of Morgan Stanley, Cleary Gottlieb and RMHyN participated. During the meeting, there was a discussion of the duties of the directors under applicable law, the liquidity of the Santander Mexico Securities following consummation of the exchange offers and the impact that the exchange offers would have on the minority shareholders of Santander Mexico. Following the meeting, Cleary Gottlieb and RMHyN delivered legal memoranda addressing U.S. law and Mexican law questions, respectively, raised by independent directors of Santander Mexico.

At a meeting held on August 19, 2019, representatives of Morgan Stanley delivered to the Corporate Practices Committee, which is comprised of independent, disinterested directors, and the board of directors of Santander Mexico, Morgan Stanley’s oral opinion, which was confirmed by delivery of a written opinion dated August 19, 2019, to the effect that, as of the date of such opinion, based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in such written opinion, the Share Exchange Ratio and the ADS Exchange Ratio pursuant to the exchange offers were fair from a financial point of view to the holders of the Santander Mexico Series B shares and the Santander Mexico ADSs, respectively (other than Santander Spain and its affiliates). The Corporate Practices Committee by unanimous vote determined that the Share Exchange Ratio and the ADS Exchange Ratio were fair to shareholders of Santander Mexico and recommended that the board of directors of Santander Mexico opine that the Share Exchange Ratio and the ADS Exchange Ratio were fair to holders of Santander Mexico Securities and recommend that the shareholders of Santander Mexico participate in the exchange offers.

At a meeting held on August 19, 2019 attended by all disinterested members of the board of directors of Santander Mexico, and upon receipt of the favorable opinion delivered by the Corporate Practices Committee, the Morgan Stanley written opinion dated August 19, 2019, the legal memoranda prepared by Cleary Gottlieb and RMHyN, the board by unanimous vote of all directors present determined that the Share Exchange Ratio and the ADS Exchange Ratio were fair to holders of Santander Mexico Securities and recommend that the shareholders of Santander Mexico participate in the exchange offers. Disinterested members of the board of directors are those that do not have a conflict of interest. The board of directors of Santander Mexico also acknowledged that the decision to tender Santander Mexico Securities is ultimately at the discretion of each shareholder.

Reasons for the Recommendation of the Board of Directors.

In making the recommendation, the board of directors of Santander Mexico considered the factors outlined below.

Recommendation of the Corporate Practices Committee

After having analyzed the exchange offers and the documents related thereto, the Corporate Practices Committee’s recommendation to the board of directors was in favor of the exchange offers. A free translation to English of the recommendation of the Committee is included as Exhibit (a)(5)(B) to this statement. The members of the Corporate Practices Committee met on various occasions with Morgan Stanley and legal advisors to analyze the exchange offers and the documents related thereto, including:

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●	the financial projections and other information prepared by the management of Santander Mexico that were delivered to Morgan Stanley to prepare its financial opinion,

●	information prepared by Santander Spain regarding the calculation of the Considerations of the Exchange Offers,

●	advice provided by Cleary Gottlieb and RMHyN,

●	the written opinion of Morgan Stanley, dated August 19, 2019, to the Corporate Practices Committee and the board of directors of Santander Mexico to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in such written opinion, the Share Exchange Ratio and the ADS Exchange Ratio pursuant to the exchange offers were fair from a financial point of view to the holders of the Santander Mexico Series B shares and the Santander Mexico ADSs, respectively (other than Santander Spain and its affiliates), as described in greater detail in the section entitled “Opinion of Santander Mexico’s Financial Advisor”,

●	the board of directors and the Corporate Practices Committee’s belief that it was adequately informed about the extent of any interests of directors and members of management in connection with the exchange offers; and

●	other information considered relevant by the Corporate Practices Committee.

The Corporate Practices Committee also considered the following risks and potentially negative factors relating to the exchange offers:

●	recent fluctuations in the price of the Santander Mexico Securities and the Santander Spain Securities,

●	the impact of the exchange offers on the liquidity of the Santander Mexico Securities,

●	the stability of the macroeconomic environment in the countries in which Santander Spain operates, including Mexico, and

●	the liquidity of Santander Spain’s shares and whether holders of Santander Mexico Securities participating in the exchange would have the possibility of selling those shares.

Opinion of Santander Mexico’s Financial Advisor.

Santander Mexico, at the request of the board of directors and the Corporate Practices Committee, retained Morgan Stanley to provide a financial opinion to the board of directors and the Corporate Practices Committee in connection with the exchange offers. The board of directors of Santander Mexico selected Morgan Stanley to act as financial advisor to the board of directors and the Corporate Practices Committee based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in Santander Mexico’s industry, and its knowledge of Santander Mexico’s business and affairs. As part of this engagement, Santander Mexico requested that Morgan Stanley provide an opinion as to the fairness, from a financial point of view, to the holders of the Santander Mexico Series B shares and the Santander Mexico ADSs, respectively (other than Santander Spain and its affiliates) of the Share Exchange Ratio and the ADS Exchange Ratio pursuant to the exchange offers. In connection with the board of directors’ and the Corporate Practices Committee’s respective consideration of the exchange offers, on August 19, 2019, Morgan Stanley rendered its oral opinion to the board of directors and the Corporate Practices Committee of Santander Mexico, which oral opinion was subsequently confirmed by delivery of a written opinion dated August 19, 2019, to the effect that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in such written opinion, the Share Exchange Ratio and the ADS Exchange Ratio pursuant to the exchange offers were fair from a financial point of view to the holders of the Santander Mexico Series B Shares and the Santander Mexico ADSs, respectively (other than Santander Spain and its affiliates).

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The full text of Morgan Stanley’s written opinion, dated August 19, 2019, which sets forth the assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is attached to this Statement as Annex I and is incorporated into this Statement by reference. The description of Morgan Stanley’s opinion set forth below is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion. Santander Mexico encourages you to read Morgan Stanley’s opinion in its entirety.

Morgan Stanley’s opinion was rendered to the board of directors and the Corporate Practices Committee of Santander Mexico for the information of the board of directors and the Corporate Practices Committee of Santander Mexico (each in its capacity as such) and addressed only the fairness as of the date of such opinion, from a financial point of view, of the Share Exchange Ratio and the ADS Exchange Ratio pursuant to the exchange offers to the holders of the Santander Mexico Series B shares and the Santander Mexico ADSs, respectively (other than Santander Spain and its affiliates). Morgan Stanley did not express any view on, and the Morgan Stanley opinion did not address, any other term or aspect of the exchange offers. Morgan Stanley’s opinion did not in any manner address the prices at which the Santander Mexico Securities or the Santander Spain Securities would trade at any time, and Morgan Stanley expressed no opinion or recommendation as to whether the holders of Santander Mexico Securities should tender their securities into, or take any other actions in connection with, the exchange offers.

For purposes of rendering its opinion, Morgan Stanley, among other things:

●	Reviewed certain publicly available financial statements and other business and financial information of Santander Mexico and Santander Spain, respectively;
●	Reviewed certain internal financial statements and other financial and operating data concerning Santander Mexico;
●	Reviewed certain financial projections concerning Santander Mexico prepared by the management of Santander Mexico;
●	Reviewed certain publicly available Wall Street research containing financial projections relating to Santander Spain that were available to it as of August 16, 2019 (the “Street Forecasts”);
●	Discussed the past and current operations and financial condition and the prospects of Santander Mexico with senior executives of Santander Mexico;
●	Reviewed the reported prices and trading activity for the Santander Mexico Series B shares and the Santander Spain ordinary shares;
●	Compared the financial performance of Santander Mexico and Santander Spain and the prices and trading activity of the Santander Mexico Series B shares and the Santander Spain ordinary shares with those of certain other publicly-traded companies comparable with Santander Mexico and Santander Spain, respectively, and their securities;
●	Reviewed the offer to exchange/prospectus filed by Santander Spain with the SEC and the Prospecto y Folleto Informativo filed by Santander Spain with, and approved by, the CNBV, and made publicly available to offerees in Mexico on August 8, 2019 (collectively, the “exchange offer documents”); and
●	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

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Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Santander Mexico, and formed a substantial basis for its opinion. With respect to the financial projections for Santander Mexico, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Santander Mexico of the future financial performance of Santander Mexico. At the direction of the board of directors and the Corporate Practices Committee of Santander Mexico, Morgan Stanley’s analysis relating to the business and financial prospects for Santander Spain for purposes of its opinion were made on the basis of the Street Forecasts only. Morgan Stanley was advised by Santander Mexico, and assumed, with Santander Mexico’s consent, that the Street Forecasts were a reasonable basis upon which to evaluate the business and financial prospects of Santander Spain. Morgan Stanley expressed no view as to the forecasts provided by Santander Mexico or the Street Forecasts or the assumptions on which they were based, including the selection of the analyst forecasts from which the Street Forecasts were derived. Morgan Stanley noted that they are not experts in the evaluation of allowance for loan losses, and it had neither made an independent evaluation of the adequacy of the allowance for loan losses at Santander Mexico or Santander Spain, nor examined any individual loan credit files of Santander Mexico or Santander Spain or been requested to conduct such a review, and, as a result, Morgan Stanley assumed that the aggregate allowances for loan losses of each of Santander Mexico and Santander Spain were adequate. In addition, Morgan Stanley assumed that the exchange offers would be consummated in accordance with the terms set forth in the exchange offer documents without any waiver, amendment (other than the Exchange Ratios Adjustment, if any) or delay of any terms or conditions, and that the Exchange Ratios Adjustment, if any, would not be material in any respect to its opinion or analysis. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed exchange offers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on Santander Mexico, Santander Spain or any of their respective affiliates. Morgan Stanley noted that it is not a legal, tax or regulatory advisor. Morgan Stanley noted that it is a financial advisor only and relied upon, without independent verification, the assessment of Santander Mexico and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Santander Mexico’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Santander Mexico Securities in the exchange offers. Morgan Stanley also expressed no opinion as to the relative fairness of the Share Exchange Ratio as compared to the ADS Exchange Ratio. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the exchange offers. Morgan Stanley’s opinion did not address the relative merits of the exchange offers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley was not requested to make, and did not make, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Santander Mexico, Santander Spain or any of their respective affiliates, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion was limited to the fairness, from a financial point of view, of the Share Exchange Ratio and the ADS Exchange Ratio pursuant to the exchange offers to the holders of the Santander Mexico Series B shares and the Santander Mexico ADSs, respectively (other than Santander Spain and its affiliates). Morgan Stanley was retained to provide only a financial opinion letter in connection with the exchange offers. As a result, Morgan Stanley was not involved in structuring, planning or negotiating the Share Exchange Ratio or the ADS Exchange Ratio or any other terms of the exchange offers. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving Santander Mexico.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion rendered to the board of directors and the Corporate Practices Committee of Santander Mexico, in each case provided as of August 19, 2019. The following summary is not a complete description of the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data (including foreign exchange rates) as it existed on or before August 16, 2019. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

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Analyses Related to Santander Mexico

Historical Trading Range

Morgan Stanley performed a trading range analysis with respect to the historical trading price of the Santander Mexico Series B shares, reviewing the range of closing trading prices of the Santander Mexico Series B shares for the 180-day period ending on April 11, 2019. Morgan Stanley observed a range of trading prices for the Santander Mexico Series B shares of Ps $23.75 to Ps $30.18, with a mid-point price of Ps $26.97. Morgan Stanley further noted that the volume weighted average price (“VWAP”), of the Santander Mexico Series B shares for the six-month period ending on April 11, 2019 was Ps. $26.90.

Public Trading Multiples Analysis

Morgan Stanley performed a public trading multiples analysis, which is designed to provide an implied trading value of a company by comparing it to selected companies with similar characteristics to the company. Morgan Stanley compared certain financial information of Santander Mexico with publicly available information for the following Mexican retail banks (collectively, the “Santander Mexico selected comparable companies”):

●         Banco del Bajío, S.A., Institución de Banca Múltiple;

●         Grupo Financiero Banorte, S.A.B. de C.V.; and

●	Regional, S.A.B. de C.V. (BanRegio);

For each of the following analyses, financial and market data for the Santander Mexico selected comparable companies and Santander Mexico were based on Capital IQ, public filings and other publicly available information, and Santander Mexico financial forecasts provided to Morgan Stanley by Santander Mexico management.

With respect to the Santander Mexico selected comparable companies, the information Morgan Stanley presented included:

●	multiple of share price to estimated earnings per share for 2019 (“2019E P/E”); and
●	multiple of share price to estimated earnings per share for 2020 (“2020E P/E”).

Santander Mexico Selected Comparable Companies’ Average
2019E P/E	7.7x
2020E P/E	7.1x

Based on the analysis of the P/E metrics for each of the Santander Mexico selected comparable companies, Morgan Stanley selected the average P/E multiples of the Santander Mexico selected comparable companies for each of the years (2019 and 2020) and applied for each of the years the corresponding estimated earnings per share for Santander Mexico using the Santander Mexico financial forecasts provided to Morgan Stanley by Santander Mexico management.

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Morgan Stanley estimated the implied trading value per Santander Mexico Series B share based on the average P/E multiples as of August 16, 2019 and the estimated earnings per share for each of the corresponding years based on the Santander Mexico financial forecasts provided to Morgan Stanley by Santander Mexico management and then adjusted as a sensitivity analysis by plus and minus 5%, which resulted in the following:

	Average Implied Value per Santander Mexico Series B share	Implied Value per Santander Mexico Series B share Range
2019E P/E	Ps $23.89	Ps $22.70 – Ps $25.09
2020E P/E	Ps $22.82	Ps $21.68 – Ps $23.96

Morgan Stanley also performed a regression analysis to evaluate the relationship between trading share price to book value per share multiples (“P/BV”) and forecasted returns on equity, based on median consensus estimates for the Santander Mexico selected comparable companies and Grupo Financiero Inbursa, S.A.B. de C.V. Specifically, this analysis evaluated the ratio of (i) the company’s stock price to its most recently reported book value per share, to (ii) each company’s estimated return on equity for calendar year 2020.

In this regression analysis, the coefficient of determination (“R2”), which indicates the proportion of the variance of the dependent variable (the P/BV Ratio) that is explained by the independent variable (the estimated 2020E return on equity), was approximately 92%.

Based on this regression analysis and Santander Mexico’s estimated return on equity for calendar year 2020 based on Santander Mexico financial forecasts provided to Morgan Stanley by Santander Mexico management, Morgan Stanley calculated an illustrative trading multiple for Santander Mexico based on its professional judgment and experience, of 1.3x, which was then applied to Santander Mexico’s reported book value per share as of June 30, 2019, resulting in an implied value, and then adjusted as a sensitivity analysis by plus and minus 5%. Morgan Stanley calculated a range of estimated implied values per Santander Mexico Series B share of Ps $24.81 to Ps $27.42, with a mean of Ps $26.11.

No company in the public trading multiples analysis is identical to Santander Mexico and therefore the foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Santander Mexico was compared. In evaluating the group of Santander Mexico selected comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Santander Mexico, such as the impact of competition on the business of Santander Mexico or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Santander Mexico or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

Dividend Discount Analysis

Morgan Stanley also performed a dividend discount analysis. A dividend discount analysis calculates the implied value of Santander Mexico based on the present value of the future forecasted dividends in a specified period and the present value of an estimated “terminal value” for Santander Mexico. The implied value of Santander Mexico per share was determined by adding:

●	the present value of estimated future dividends in Ps. for Santander Mexico over a period of six and one-half years from June 30, 2019 to December 31, 2025 based on Santander Mexico’s estimated dividends during that period using the Santander Mexico financial forecasts in Ps. provided to Morgan Stanley by Santander Mexico management; and
●	the present value of an estimated “terminal value” of Santander Mexico at the end of the calendar year 2025.

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In performing its analysis, Morgan Stanley calculated a range of implied values of Santander Mexico per share using a discount rate of 11.8% to 13.8%, derived from a cost of equity calculation in Ps. for Santander Mexico utilizing the capital asset pricing model (“CAPM”) methodology. The terminal value for Santander Mexico Series B shares was calculated based on a perpetuity growth rate of Santander Mexico’s projected estimated dividends in 2025 of 6.5%, which was then adjusted as a sensitivity analysis by plus and minus 0.5%. This analysis resulted in an implied per share equity value range for Santander Mexico of Ps $25.70 to $37.94, with a mid-point (using a 12.8% discount rate and 6.5% perpetuity growth rate) of Ps $30.43.

Other Information

Equity Research Analysts’ Discounted Price Targets

For reference only and not as a component of its fairness analysis, Morgan Stanley also reviewed certain publicly available equity research analyst share price targets for Santander Mexico published prior to the public announcement of Santander Spain’s intention to make an offer to acquire all Series B shares (including ADSs) of Santander Mexico on April 12, 2019, discounted each of the share price targets from one year forward of their corresponding report date to June 30, 2019 using a 12.8% discount rate, which rate was calculated upon the application of the CAPM methodology for Santander Mexico, and then applied a sensitivity analysis to the median by plus and minus 5%. This analysis indicated an estimated implied range of equity values of Ps $26.89 to Ps $29.72 per Santander Mexico Series B share, with a median of Ps $28.30.

Analyses Related to Santander Spain

Historical Trading Range

Morgan Stanley performed a trading range analysis with respect to the historical trading price of the Santander Spain ordinary shares, reviewing the range of closing trading prices of the Santander Spain ordinary shares for the 180-day period ending on August 16, 2019. Morgan Stanley observed a range of trading prices for the Santander Spain ordinary shares of €3.47 to €4.62, with a mid-point price of €4.04. Morgan Stanley further noted that the VWAP of the Santander Spain ordinary shares for the six-month period ending on August 16, 2019 was €4.23.

Public Trading Multiples Analysis

Morgan Stanley performed a public trading multiples analysis, which is designed to provide an implied trading value of a company by comparing it to selected companies with similar characteristics to the company. Morgan Stanley compared certain financial information of Santander Spain with publicly available information for the following European retail banks (collectively, the “Santander Spain selected comparable companies”):

●         Banco Bilbao Vizcaya Argentaria, S.A.;

●	BNP Paribas S.A.;
●	Crédit Agricole S.A.;
●	ING Groep N.V.;

●         Intesa Sanpaolo S.p.A.

●	Société Générale S.A.; and
●	UniCredit S.p.A.

For each of the following analyses, financial and market data for the Santander Spain selected comparable companies and Santander Spain were based on Capital IQ, public filings, the Street Forecasts and other publicly available information.

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With respect to the Santander Spain selected comparable companies, the information Morgan Stanley presented included:

●	multiple of share price to estimated earnings per share for 2019, or 2019E P/E; and
●	multiple of share price to estimated earnings per share for 2020, or 2020E P/E.

Santander Spain Selected Comparable Companies’ Median
2019E P/E	6.6x
2020E P/E	6.6x

Based on the analysis of the relevant metrics (P/E multiples) for each of the Santander Spain selected comparable companies, Morgan Stanley selected the median P/E multiples of the Santander Spain selected comparable companies for each of the years (2019 and 2020) and applied for each of the years the corresponding estimated earnings per share for Santander Spain using the Street Forecasts.

Morgan Stanley estimated the implied trading value per Santander Spain share based on the average P/E multiples and estimated earnings per share for each of the corresponding years as of August 16, 2019, and then adjusted as a sensitivity analysis by plus and minus 5%, which resulted in the following:

	Median Implied Value per Santander Spain Share	Implied Value per Santander Spain Share Range
2019E P/E	€3.24	€3.08 – €3.40
2020E P/E	€3.42	€3.25 – €3.59

Morgan Stanley also performed a regression analysis to evaluate the relationship between trading share price to tangible book value per share multiples (“P/TBV”) and forecasted returns on tangible equity, based on median consensus estimates for the Santander Spain selected comparable companies. Specifically, this analysis evaluated the ratio of (i) the company's stock price to its most recently reported tangible book value per share, to (ii) each company's estimated return on tangible equity for calendar year 2020.

In this regression analysis, the coefficient of determination (“R2”), which indicates the proportion of the variance of the dependent variable (the P/TBV Ratio) that is explained by the independent variable (the estimated 2020E return on tangible equity), was approximately 93%.

Based on this regression analysis and Santander Spain's estimated 2020E return on tangible equity using the consensus Street Forecasts for Santander Spain, Morgan Stanley calculated an illustrative trading multiple for Santander Spain, based on its professional judgment and experience, of 0.9x, which was then applied to Santander Spain’s reported tangible book value per share as of June 30, 2019, resulting in an implied value, and then adjusted as a sensitivity analysis by plus and minus 5%. Morgan Stanley calculated a range of estimated implied values per Santander Spain ordinary shares of €3.53 to €3.90, with a mean of €3.72.

No company in the public trading multiples analysis is identical to Santander Spain and therefore the foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Santander Spain was compared. In evaluating the group of Santander Spain selected comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Santander Spain, such as the impact of competition on the business of Santander Spain or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Santander Spain or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

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Dividend Discount Analysis

Morgan Stanley also performed a dividend discount analysis. A dividend discount analysis calculates the implied value of Santander Spain based on the present value of the future forecasted dividends in a specified period and the present value of an estimated “terminal value” for Santander Spain. The implied value of Santander Spain per share was determined by adding:

●	the present value of estimated future dividends in Euros for Santander Spain per ordinary share over a period of three years from June 30, 2019 to December 31, 2021 based on the median consensus Street Forecasts in Euros for Santander Spain’s dividends per share during that period; and
●	the present value of an estimated “terminal value” of Santander Spain per ordinary share at the end of the calendar year 2021.

In performing its analysis, Morgan Stanley calculated a range of implied values of Santander Spain per ordinary share using a discount rate of 6.3% to 8.3%, derived from a cost of equity calculation in Euros for Santander Spain utilizing the CAPM methodology. The terminal value for Santander Spain ordinary shares was calculated based on a perpetuity growth rate of Santander Spain’s projected estimated dividends per share in 2021, which was based on the median consensus Street Forecasts, of 2.1%, which was then adjusted as a sensitivity analysis by plus and minus 0.5%. This analysis resulted in an implied per share equity value range for Santander Spain of €4.05 to €7.14, with a mid-point (using a 7.3% discount rate and 2.1% perpetuity growth rate) of €5.15.

Other Information

Equity Research Analysts’ Discounted Price Targets

For reference only and not as a component of its fairness analysis, Morgan Stanley also reviewed certain publicly available equity research analyst share price targets for Santander Spain, discounted each of the share price targets from one year forward of their corresponding report date to June 30, 2019 using a 7.3% discount rate, which rate was calculated upon the application of the CAPM methodology for Santander Spain and then applied a sensitivity analysis to the median by plus and minus 5%. This analysis indicated an estimated implied range of equity values of €4.41 to €4.87 per Santander Spain ordinary share, with a median of €4.64.

Relative Analyses (Implied Exchange Ratio)

In calculating the implied exchange ratios as reflected in the financial analyses described below, Morgan Stanley (a) divided the low end of the range of the implied equity values for Santander Mexico Series B shares by the high end of the range for the Santander Spain ordinary shares (converted to Ps $ by the corresponding exchange rate), and (b) divided the high end of the range for the Santander Mexico Series B shares by the low end of the range for the Santander Spain ordinary shares (converted to Ps $ by the corresponding exchange rate). In addition, Morgan Stanley divided the mid-point implied equity value for Santander Mexico Series B shares by the mid-point implied equity value for the Santander Spain ordinary shares.

Trading Range

Morgan Stanley calculated the exchange ratio implied by the share price range during the 180-day period ending on April 11, 2019 for each of the Santander Mexico Series B shares and the Santander Spain ordinary shares. The implied exchange ratio range resulting from this analysis was 0.244x to 0.360x, and the implied exchange ratio resulting from this analysis was 0.298x using the mid-point values during such 180-day period for each of the Santander Mexico Series B shares and the Santander Spain ordinary shares. Morgan Stanley also calculated the exchange ratio implied by the VWAP for the six-month period ending April 11, 2019 for each of the Santander Mexico Series B shares and the Santander Spain ordinary shares, which resulted in an implied exchange ratio of 0.296x.

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Public Trading Multiples Analyses

Morgan Stanley calculated the exchange ratio range implied by the public trading multiples analyses for Santander Mexico and Santander Spain described above. The implied exchange ratio ranges resulting from this analysis were as follows:

	Implied Exchange Ratio Using the Mid-point Implied Equity Values	Range of Implied Exchange Ratios
2019E P/E	0.340x	0.307x – 0.375x
2020E P/E	0.307x	0.278x – 0.339x

Morgan Stanley calculated the exchange ratio range implied by the regression analyses for Santander Mexico and Santander Spain described above. The implied exchange ratio range resulting from this analysis was 0.293x to 0.358x, with an implied exchange ratio resulting from this analysis of 0.324x using the mid-points of the implied equity values for Santander Mexico and Santander Spain.

Dividend Discount Analyses

Morgan Stanley calculated the exchange ratio implied by the dividend discount analyses for Santander Mexico and Santander Spain described above. The implied exchange ratio range resulting from this analysis was 0.166x to 0.431x, with a mid-point exchange ratio of 0.272x.

Other Information

Equity Research Analysts’ Discounted Price Targets

For reference only and not as a component of its fairness analysis, Morgan Stanley also calculated the exchange ratio implied by the present values of the discounted equity research analyst share price targets for Santander Mexico and Santander Spain described above. The implied exchange ratio range resulting from this analysis was 0.254x to 0.310x, and an implied exchange ratio resulting from this analysis of 0.280x using the median implied equity values for Santander Mexico and Santander Spain.

Miscellaneous

In connection with the review of the exchange offers by the board of directors and the Corporate Practices Committee of Santander Mexico, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor that it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Santander Mexico or Santander Spain. In performing its analyses, Morgan Stanley made numerous judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Santander Mexico or Santander Spain. These include, among other things, the impact of competition on the business of Santander Mexico, Santander Spain and the banking industry generally, industry growth, and the absence of any material adverse change in the financial condition and prospects of Santander Mexico, Santander Spain or the banking industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

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Morgan Stanley conducted the analyses described above solely as part of its analysis from a financial point of view, to the holders of the Santander Mexico Series B shares and the Santander Mexico ADSs, respectively (other than Santander Spain and its affiliates) of the Share Exchange Ratio and the ADS Exchange Ratio pursuant to the exchange offers as of the date of Morgan Stanley’s opinion and in connection with the rendering of its oral opinion, subsequently confirmed by delivery of a written opinion, dated August 19, 2019, to the board of directors and the Corporate Practices Committee of Santander Mexico. These analyses do not purport to be appraisals or to reflect the prices at which the Santander Mexico Securities or the Santander Spain Securities would trade at any time.

Morgan Stanley’s opinion did not address the relative merits of the exchange offers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which the Santander Mexico Securities or the Santander Spain Securities would trade at any time, and Morgan Stanley expressed no opinion or recommendation as to whether the holders of Santander Mexico Securities should tender their securities into, or take any other actions in connection with, the exchange offers.

Morgan Stanley’s opinion and its presentation to the board of directors and the Corporate Practices Committee of Santander Mexico was one of many factors taken into consideration by the board of directors and the Corporate Practices Committee of Santander Mexico in making their respective recommendations. Consequently, the analyses described above should not be viewed as determinative of the opinions of the board of directors or the Corporate Practices Committee of Santander Mexico with respect to the exchange ratios or of whether the board of directors or the Corporate Practices Committee of Santander Mexico would have been willing to recommend different exchange ratios.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Santander Mexico, Santander Spain, or any other company, or any currency or commodity, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the board of directors and the Corporate Practices Committee of Santander Mexico with a financial opinion described in this section and attached hereto as Annex I in connection with the exchange offers, and Santander Mexico has agreed to pay Morgan Stanley a fee of US $500,000, which became payable on August 19, 2019 upon delivery of the opinion and is not contingent upon the completion of the exchange offers. Santander Mexico has also agreed to reimburse Morgan Stanley for its reasonable, actual and documented expenses, including reasonable fees of counsel and other professional advisors, incurred in connection with its engagement. In addition, Santander Mexico has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and reasonable expenses.

In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates (i) have provided financial advisory and financing services for Santander Spain and certain majority-controlled affiliates and portfolio companies of Santander Spain, for which Morgan Stanley and its affiliates have received fees of approximately $25 to $30 million from Santander Spain and such related companies, and (ii) have not provided financial advisory or financing service to, or received any fees from, Santander Mexico. Morgan Stanley may seek to provide financial advisory and financing services to Santander Mexico, Santander Spain and their respective affiliates in the future and would expect to receive fees for the rendering of those services.

Intent to Tender.

To the extent known to Santander Mexico after making reasonable inquiry, Santander Mexico’s executive officers and directors currently intend to tender, pursuant to the exchange offer, 4,043,357 or 78.37% of the 5,159,326 Santander Mexico Series B shares held of record or beneficially owned by them in aggregate, and 2,111,159, or 54.87% of the 3,847,338 Santander Mexico Series B shares in aggregate held in trust under the equity compensation plan.  As of the date of this Statement, none of the executive officers or directors of Santander Mexico currently holds of record or beneficially owns more than 1% of the Santander Mexico Securities.

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ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

For information regarding the retention of Morgan Stanley, Cleary Gottlieb and RMHyN by Santander Mexico, see Item 4 in this Statement.

Except as set forth in this Statement, neither Santander Mexico nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the holders of Santander Mexico Securities on its behalf with respect to the exchange offers. Santander Mexico has not authorized anyone to give information or make any representation about the exchanges offers that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, holders of Santander Mexico Securities should not rely on any other information.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the knowledge of Santander Mexico, no other transactions in the Santander Mexico Securities have been effected by Santander Mexico or any of its affiliates, directors or executive officers during the past 60 days prior to the date of this Statement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described or referred to in this Statement or the exhibits to this Statement or the offer to exchange/prospectus, no negotiation is being undertaken or engaged in by Santander Mexico in response to the exchange offers that relates to or would result in (i) a tender offer or other acquisition of Santander Mexico Securities by Santander Mexico, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Santander Mexico or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Santander Mexico or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Santander Mexico. Except as described or referred to in this Statement or the exhibits to this Statement or the offer to exchange/prospectus, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the exchange offers which relate to or would result in one or more of the matters referred to in the preceding sentence.

ITEM 8. ADDITIONAL INFORMATION.

The information contained in the exhibits referred to in Item 9 of this Statement is incorporated by reference herein.

ITEM 9. EXHIBITS.

The following exhibits are filed herewith:

Exhibit No. Description

(a)(1)(A)	Offer to Exchange/Prospectus dated August 8, 2019 (incorporated herein by reference to the Registration Statement pursuant to Rule 424(b)(3) (File No. 333-231581), as amended, filed by Santander Spain with the SEC).
(a)(1)(B)	Form of Letter of Transmittal for Tender of Santander Mexico ADSs to the U.S. Exchange Agent (incorporated herein by reference from Exhibit 99.1 to the Registration Statement on Form F-4 (File No. 333-231581), as amended, filed by Santander Spain with the SEC).
(a)(1)(C)	Form of Letter to Clients for Tender of Santander Mexico ADSs (incorporated herein by reference from Exhibit 99.2 to the Registration Statement on Form F-4 (File No. 333-231581), as amended, filed by Santander Spain with the SEC).
(a)(1)(D)	Form of Letter to Brokers (incorporated herein by reference from Exhibit 99.3 to the Registration Statement on Form F-4 (File No. 333-231581), as amended, filed by Santander Spain with the SEC).
(a)(1)(E)	Form of Acceptance (incorporated herein by reference from Exhibit 99.4 to the Registration Statement on Form F-4 (File No. 333-231581), as amended, filed by Santander Spain with the SEC).
(a)(5)(A)	Free translation to English of the resolution of the board of directors of Santander Mexico, dated August 19, 2019.*
(a)(5)(B)	Free translation to English of the Recommendation of the Corporate Practices Committee to the board of directors of Santander Mexico, dated August 19, 2019.*

 * Filed herewith.

Annex I Opinion of Morgan Stanley, dated August 19, 2019, to the board of directors and the Corporate Practices Committee of Santander Mexico.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

Date: August 20, 2019	By:	/s/ Héctor Blas Grisi Checa
Name: Héctor Blas Grisi Checa
Title: Executive President and Chief Executive Officer

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Annex I

August 19, 2019

Board of Directors

Corporate Practices Committee

Banco Santander México, S.A.,

Institución de Banca Múltiple,

Grupo Financiero Santander México

Prolongación Paseo de la Reforma No. 500

Col. Lomas de Santa Fe

Alcaldía Alvaro Obregon

01210 Mexico City, Mexico

Members of the Board and members of the Corporate Practice Committee:

We understand that Banco Santander, S.A. (“Santander Group”) has launched exchange offers to acquire all of the issued and outstanding (i) Series B shares (the “Santander Mexico Shares,” and such exchange offer, the “Share Exchange Offer”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) and (ii) American Depositary Shares of Santander Mexico, each of which represents five Santander Mexico Shares (the “Santander Mexico ADSs,” and such exchange offer, the “ADS Exchange Offer”), in each case other than any Santander Mexico Shares or Santander Mexico ADSs owned directly or indirectly by Santander Group. In the Share Exchange Offer, we understand that Santander Group is offering to exchange 0.337 (the “Share Exchange Ratio”) of a Santander Group ordinary share (the “Santander Group Ordinary Shares”) for each Santander Mexico Share, and in the ADS Exchange Offer, we understand that Santander Group is offering to exchange 1.685 (the “ADS Exchange Ratio”) American Depositary Shares of Santander Group, each of which represents one Santander Group Ordinary Share (the “Santander Group ADSs”), for each Santander Mexico ADS. For purposes of this opinion, the Santander Mexico Shares and the Santander Mexico ADSs are collectively referred to as the “Santander Mexico Securities,” the Santander Group Ordinary Shares and the Santander Group ADSs are collectively referred to as the “Santander Group Securities,” and the Share Exchange Offer and the ADS Exchange Offer are collectively referred to as the “Exchange Offers.” We further understand that (i) the Share Exchange Offer is being made pursuant to the Prospecto y Folleto Informativo (the “Share Exchange Offer Documents”) filed by Santander Group with the Comisión Nacional Bancaria y de Valores of Mexico (“CNBV”), approved by the CNBV, and made publicly available to offerees in Mexico on August 8, 2019, and (ii) the ADS Exchange Offer is being made pursuant to the Offer to Exchange/Prospectus and related letter of transmittal filed by Santander Group on August 8, 2019 with the United States Securities and Exchange Commission (the “SEC”) on Form F-4 (the “ADS Exchange Offer Documents,” and together with the Share Exchange Offer Documents, the “Exchange Offer Documents”). The Exchange Offer Documents provide that Santander Group will amend the Share Exchange Ratio and the ADS Exchange Ratio upward or downward, depending on the timing of certain dividend payments in respect of the Santander Group Securities and the Santander Mexico Securities and the date of the settlement of the Exchange Offers (any such adjustment, the “Exchange Ratios Adjustment”). The terms and conditions of the Exchange Offers are more fully set forth in the Exchange Offer Documents. We further understand that Santander Group and its affiliates own approximately 75% of Santander Mexico’s total capital.

You have asked for our opinion as to whether the Share Exchange Ratio and the ADS Exchange Ratio are fair from a financial point of view to the holders of the Santander Mexico Shares and the Santander Mexico ADSs, respectively (other than Santander Group and its affiliates).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of Santander Mexico and Santander Group, respectively;
2)	Reviewed certain internal financial statements and other financial and operating data concerning Santander Mexico;
3)	Reviewed certain financial projections concerning Santander Mexico prepared by the management of Santander Mexico;
4)	Reviewed certain publicly available Wall Street research containing financial projections relating to Santander Group that were available to us as of August 16, 2019 (the “Street Forecasts”);
5)	Discussed the past and current operations and financial condition and the prospects of Santander Mexico with senior executives of Santander Mexico;
6)	Reviewed the reported prices and trading activity for the Santander Mexico Shares and the Santander Group Ordinary Shares;
7)	Compared the financial performance of Santander Mexico and Santander Group and the prices and trading activity of the Santander Mexico Shares and the Santander Group Ordinary Shares with those of certain other publicly-traded companies comparable with Santander Mexico and Santander Group, respectively, and their securities;
8)	Reviewed the Exchange Offer Documents; and
9)	Performed such other analyses, reviewed such other information, and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Santander Mexico, and formed a substantial basis for this opinion. With respect to the financial projections for Santander Mexico, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Santander Mexico of the future financial performance of Santander Mexico. At your direction, our analysis relating to the business and financial prospects for Santander Group for purposes of this opinion have been made on the basis of the Street Forecasts only. We have been advised by Santander Mexico, and have assumed, with Santander Mexico’s consent, that the Street Forecasts are a reasonable basis upon which to evaluate the business and financial prospects of Santander Group. We express no view as to the forecasts provided by Santander Mexico or the Street Forecasts or the assumptions on which they were based, including the selection of the analyst forecasts from which the Street Forecasts were derived. We are not experts in the evaluation of allowance for loan losses, and we have neither made an independent evaluation of the adequacy of the allowance for loan losses at Santander Mexico or Santander Group, nor have we examined any individual loan credit files of Santander Mexico or Santander Group or been requested to conduct such a review, and, as a result, we have assumed that the aggregate allowances for loan losses of each of Santander Mexico and Santander Group are adequate. In addition, we have assumed that the Exchange Offers will be consummated in accordance with the terms set forth in the Exchange Offer Documents without any waiver, amendment (other than the Exchange Ratios Adjustment, if any) or delay of any terms or conditions, and that the Exchange Ratios Adjustment, if any, will not be material in any respect to our opinion or analysis. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Exchange Offers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on Santander Mexico, Santander Group or any of their respective affiliates.

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We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Santander Mexico and its legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of Santander Mexico’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Santander Mexico Securities in the Exchange Offers. Morgan Stanley also expresses no opinion as to the relative fairness of the Share Exchange Ratio as compared to the ADS Exchange Ratio. We do not express any view on, and this opinion does not address, any other term or aspect of the Exchange Offers. Our opinion does not address the relative merits of the Exchange Offers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. We have not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Santander Mexico, Santander Group or any of their respective affiliates, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have been retained to provide only a financial opinion letter in connection with the Exchange Offers. As a result, we have not been involved in structuring, planning or negotiating the Share Exchange Ratio or the ADS Exchange Ratio or any other terms of the Exchange Offers. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving Santander Mexico.

We have acted as financial advisor to the Board of Directors and the Corporate Practices Committee of Santander Mexico in connection with the delivery of this opinion, and will receive a fee for our services upon the rendering of this opinion. In the two years prior to the date hereof, we have provided financial advisory and financing services for Santander Group and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Santander Group, Santander Mexico and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Santander Group, Santander Mexico, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors and the Corporate Practices Committee of Santander Mexico and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing or regulatory release or report (as an evento relevante) Santander Mexico (or its Board of Directors) is required to make with, or through, the SEC, the CNBV, the Mexican Stock Exchange or any other regulator or self-regulatory agency in connection with the Exchange Offers if such inclusion is required by applicable law or regulation, provided that any description of or reference to Morgan Stanley or this opinion in any such filing is reasonably acceptable to Morgan Stanley. Please note that if this opinion is required to be translated from English to another language (including Spanish) in connection with any of the aforementioned filings, this opinion may be filed together with any such translation, and if there are any discrepancies between this English version and the translated version, the English version will prevail. In addition, this opinion does not in any manner address the prices at which the Santander Mexico Securities or the Santander Group Securities will trade at any time, and Morgan Stanley expresses no opinion or recommendation as to whether the holders of Santander Mexico Securities should tender their securities into, or take any other actions in connection with, the Exchange Offers.

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Based on and subject to the foregoing, we are of the opinion on the date hereof that the Share Exchange Ratio and the ADS Exchange Ratio are fair from a financial point of view to the holders of the Santander Mexico Shares and the Santander Mexico ADSs, respectively (other than Santander Group and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ James D. Allen
Name: James D. Allen Title: Managing Director, Head of Latin America M&A

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